DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

December 30, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spiegel
Assistant Director

Re:	Pacific DataVision, Inc.
Registration Statement on Form S-1
Filed on December 19, 2014
File No. 333-201156

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2014, to John Pescatore, Chief Executive Officer and President of Pacific DataVision, Inc., a Delaware corporation (the “Company”), regarding the Registration Statement on Form S-1 (File No. 333-201156) filed with the Commission on December 19, 2014 (the “Registration Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Notes to Financial Statements

2. Summary of Significant Accounting Policies, Revenue Recognition, page F-23

1.	We note your response to comment 2 from our letter dated December 12, 2014. You indicated that the company sells pdvConnect products to businesses who are not end users on the networks provided by the domestic carriers. We also noted on page 29 that you offer pdvConnect to customers who utilize Tier 1 cellular networks. Please tell us:

a. The percentage of revenue generated from customers on domestic cellular networks other than the networks provided by the two domestic carriers (“other network providers”).

Response: The Company generated approximately 16% and 17% of its total revenue for the fiscal year ended March 31, 2014 and for the six months ended September 30, 2014, respectively, from end users that use domestic cellular networks other than the networks operated by its two Domestic Carrier partners.

b. How you bill and collect from customers operating on domestic cellular networks other than the networks provided by the two domestic carriers.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 30, 2014

Page Two

Response: For end users who operate on domestic cellular networks other than the networks operated by the Company’s two Domestic Carrier partners, the Company bills the end user directly for the pdvConnect service through its internal accounts receivable system. The end users have the choice to pay by credit card, by wire transfer or by check. For credit cards and wire transfers, the amounts collected are deposited directly into the Company’s bank account. Checks are made payable to Pacific DataVision, Inc. and are sent to the Company’s corporate headquarters in Woodland Park, NJ. The Company has revised the Registration Statement to indicate that it is responsible for billing and collecting fees for pdvConnect from the end users who are not utilizing the domestic cellular networks operated by its Domestic Carrier partners.

c. The monthly sales price you charge customers operating through other network providers.

Response: The Company markets and sells pdvConnect to businesses who are not end users of the networks operated by the Domestic Carriers at the same retail price that pdvConnect is offered to end users under the Company’s contracts with the Domestic Carriers, which is up to $19.99 per month per end user depending on the pdvConnect service selected. Similar to sales through its Domestic Carrier partners, the Company may offer pdvConnect at a discount to the retail price for large volume end users who are not end users of the networks provided by the Domestic Carriers.

d. Why you do not have a contractual relationship with any other domestic carrier i.e. other than the two domestic carriers.

Response: The Company currently has contractual relationships with two Tier 1 domestic carriers. In the past, the Company has pursued an agreement to allow it to be “on bill” with an additional Tier 1 domestic carrier, but the Company was unable to reach an agreement with this carrier. Beyond the other Tier 1 domestic carrier, the Company has not aggressively pursued contractual relationships with other domestic carriers for two primary reasons. First, given the fact that it retains the primary responsibility for marketing, sales and support of pdvConnect, the Company is not convinced that the benefits associated with being “on bill” outweigh the cost of revenue it would be required to pay to a new domestic carrier. The Company prefers to reduce its cost of revenue by marketing and selling pdvConnect through its direct sales force. Second, not all carriers have and/or focus on dispatch-centric businesses, which are the target market for pdvConnect. Nevertheless, the Company would consider a contractual relationship with a new domestic carrier if it was requested to do so by one of its large accounts.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 30, 2014

Page Three

2.	You indicated in your response to comment 2(b) and 2(k) from our letter dated December 12, 2014 that the fee for the pdvConnect service does not include any costs for the end users using the domestic carriers’ networks. We further note that your cost of revenue include network services, connectivity, and SMS service charged by the Domestic Carriers. Please clarify for us whether your cost of revenue includes network services provided by the network providers including the two domestic carriers.

Response: To confirm, the fee paid by an end user for the pdvConnect service does not include any costs for the end user accessing or using the Domestic Carriers’ networks. For further clarification, the end user is not charged usage fees by the Domestic Carriers for the pdvConnect service (i.e., no charge for phone minutes or text messages to or from the pdvConnect servers). Rather, the Company pays the Domestic Carriers (and includes in its cost of revenue) a set contractual fee for each end user of pdvConnect, which fee covers access to the Domestic Carriers’ networks, connectivity and usage charges as well as billing, collection and the other contractual services provided by the Domestic Carriers.

In response to the Staff’s comment, the Company has clarified its definition of cost of revenue in the Registration Statement.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Thacker

Partner